

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2022

Michael Myers
Chief Executive Officer
Quoin Pharmaceuticals, Ltd.
Azrieli Center, Round Tower, 30th Floor
132 Menachem Begin Blvd
Tel Aviv, 6701101

> **Re: Quoin Pharmaceuticals, Ltd.**
> **Registration Statement on Form F-1**
> **Filed April 15, 2022**
> **File No. 333-264305**

Dear Dr. Myers:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Yelena Barychev